SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: August 2, 2012

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the First Quarter Ended June 30, 2012

1-7-1 Konan, Minato-ku
News & Information	Tokyo 108-0075 Japan

No. 12-103E
3:00 P.M. JST, August 2, 2012

Consolidated Financial Results
for the First Quarter Ended June 30, 2012

Tokyo, August 2, 2012 -- Sony Corporation today announced its consolidated financial results for the first quarter ended June 30, 2012 (April 1, 2012 to June 30, 2012).

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	First quarter ended June 30
	2011	2012	Change in yen	2012*
Sales and operating revenue	¥1,494.9	¥1,515.2	+1.4%	$19,180
Operating income	27.5	6.3	-77.2	79
Income before income taxes	23.1	9.4	-59.3	119
Net loss attributable to Sony Corporation’s stockholders	(15.5)	(24.6)	-	(312)
Net loss attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥(15.45)	¥(24.55)	-	$(0.31)
- Diluted	(15.45)	(24.55)	-	(0.31)

*	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 79 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of June 30, 2012.

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2013 to reflect modifications to its organizational structure as of April 1, 2012, primarily repositioning the operations of the previously reported Consumer, Products & Services (“CPS”), Professional, Device & Solutions (“PDS”) and Sony Mobile Communications (“Sony Mobile”) segments.  In connection with this realignment, the operations of the former CPS, PDS and Sony Mobile segments are reclassified in five newly established segments, namely the Imaging Products & Solutions (“IP&S”), Game, Mobile Products & Communications (“MP&C”), Home Entertainment & Sound (“HE&S”) and Devices segments, as well as All Other.  The previously reported Sony Mobile segment is now included in the MP&C segment as the Mobile Communications category.  The network business previously included in the CPS segment and the medical business previously included in the PDS segment are now included in All Other.  For further details regarding segment and category changes, see page 14.

In connection with this realignment, both sales and operating revenue (“sales”) and operating income (loss) of each segment in the first quarter ended June 30, 2011 have been restated to conform to the current quarter’s presentation.

The average foreign exchange rates during the quarters ended June 30, 2011 and 2012 are presented below.

	First quarter ended June 30
	2011	2012	Change
The average rate of yen
1 U.S. dollar	¥80.7	¥80.2	0.7%	(yen appreciation)
1 Euro	115.9	103.0	12.5	(yen appreciation)

Consolidated Results for the First Quarter Ended June 30, 2012

Sales were 1,515.2 billion yen (19,180 million U.S. dollars), an increase of 1.4% compared to the same quarter of the previous fiscal year (“year-on-year”).  This increase was primarily due to a significant increase in sales in the MP&C segment, while sales in the HE&S segment decreased significantly.  On a constant currency basis, sales increased 5% year-on-year.  For further details about sales on a constant currency basis, see Note on page 9.

The increase in sales in the MP&C segment was primarily due to the impact of the consolidation of Sony Mobile Communications AB (“Sony Mobile,” formerly known as Sony Ericsson Mobile Communications AB) as a wholly-owned subsidiary.  During the same quarter of the previous fiscal year, Sony Mobile was an affiliated company accounted for under the equity method.  On a pro forma basis, had Sony Mobile been fully consolidated in the same quarter of the previous fiscal year, consolidated sales would have decreased by approximately 7%.  This decrease in pro forma consolidated sales was primarily due to significantly lower sales in the HE&S segment.

Operating income decreased 21.2 billion yen year-on-year to 6.3 billion yen (79 million U.S. dollars).  This decrease was primarily due to deterioration in MP&C segment results and unfavorable foreign exchange rates.  The current quarter was also unfavorably impacted by higher restructuring charges.  Restructuring charges, net, increased 9.5 billion yen year-on-year to 11.3 billion yen (143 million U.S. dollars).

Operating results during the current quarter were also favorably impacted by a net benefit of 16.4 billion yen (208 million U.S. dollars) from insurance recoveries and current period charges relating to damages and losses incurred from the floods in Thailand which took place in the fiscal year ended March 31, 2012, and a benefit of 4.6 billion yen (58 million U.S. dollars) due to the reversal of a Blu-ray DiscTM patent royalty accrual, reflecting a retroactive change in the estimated royalty rate based on the latest license status.

Equity in net loss of affiliated companies, recorded within operating income, decreased 4.6 billion yen year-on-year to 0.3 billion yen (4 million U.S. dollars).  This decrease was primarily due to the recording of equity in net losses for Sony Mobile and for S-LCD Corporation (“S-LCD”) in the same quarter of the previous fiscal year. The results of both companies were not included in the equity earnings of affiliated companies for the current quarter.

The net effect of other income and expenses was income of 3.1 billion yen (39 million U.S. dollars) in the current quarter, compared to an expense of 4.4 billion yen in the same quarter of the previous fiscal year.  This improvement was primarily due to the recording of a net foreign exchange gain in the current quarter, compared to the recording of a net foreign exchange loss in the same quarter of the previous fiscal year.

Income before income taxes decreased 13.7 billion yen year-on-year to 9.4 billion yen (119 million U.S. dollars).

Income taxes: During the current quarter, Sony recorded 20.0 billion yen (253 million U.S. dollars) of income tax expense.  As of March 31, 2012, Sony had established a valuation allowance against certain deferred tax assets for Sony Corporation and its national tax filing group in Japan, the consolidated tax filing group in the U.S., and certain other subsidiaries.  During the current quarter, certain of these tax filing groups and subsidiaries incurred losses and as such Sony continued to not recognize the associated tax benefits.  As a result, Sony’s effective tax rate for the current quarter exceeded the Japanese statutory tax rate.

Net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, deteriorated 9.1 billion yen year-on-year to 24.6 billion yen (312 million U.S. dollars).

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Imaging Products & Solutions (IP&S)

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2011	2012	Change in yen	2012
Sales and operating revenue	¥180.1	¥193.8	+7.6%	$2,453
Operating income	12.5	12.6	+1.0	160

The IP&S segment includes Digital Imaging Products and Professional Solutions categories.  Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products.

Sales increased 7.6% year-on-year (a 12% increase on a constant currency basis) to 193.8 billion yen (2,453 million U.S. dollars).  This increase was primarily due to a significant increase in sales of interchangeable single lens cameras reflecting higher demand, and a significant increase in sales of broadcast- and professional-use products that had lower sales in the same quarter of the previous fiscal year due to supply issues arising from the Great East Japan Earthquake, partially offset by a significant decrease in sales of compact digital cameras due to market contraction.

Operating income of 12.6 billion yen (160 million U.S. dollars) was recorded, essentially flat year-on-year.  This is mainly due to the favorable impact of the above-mentioned increase in sales, partially offset by unfavorable foreign exchange rates and an increase in selling, general and administrative expenses.

Game

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2011	2012	Change in yen	2012
Sales and operating revenue	¥137.9	¥118.0	-14.5%	$1,493
Operating income (loss)	4.1	(3.5)	-	(45)

Sales decreased 14.5% year-on-year (a 10% decrease on a constant currency basis) to 118.0 billion yen (1,493 million U.S. dollars).  This decrease was primarily due to lower sales of hardware and software of the PSP® (PlayStation Portable) and PlayStation®3, partially offset by the contribution of the PlayStation®Vita introduced from December 2011.

Operating loss of 3.5 billion yen (45 million U.S. dollars) was recorded, compared to operating income of 4.1 billion yen in the same quarter of the previous fiscal year, due to the impact of the above-mentioned decrease in sales and unfavorable foreign exchange rates.  Operating results during the current quarter included a benefit due to the reversal of a Blu-ray DiscTM patent royalty accrual, reflecting a retroactive change in the estimated royalty rate based on the latest license status.

Mobile Products & Communications (MP&C)

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2011	2012	Change in yen	2012
Sales and operating revenue	¥122.6	¥285.6	+132.9%	$3,615
Operating income (loss)	1.6	(28.1)	-	(356)

The MP&C segment includes the Mobile Communications and Personal and Mobile Products categories.  Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers.  The supplemental pro forma financial information related to Sony Mobile is presented to enhance investors’ understanding of Sony’s operating results, is based on estimates and assumptions which Sony believes are reasonable, is not intended to represent or be indicative of what Sony’s operating results would have been had Sony Mobile been a wholly-owned subsidiary for the fiscal year ended March 31, 2012, and should not be taken as indicative of Sony’s future operating results.

Sales increased 132.9% year-on-year (a 151% increase on a constant currency basis) to 285.6 billion yen (3,615 million U.S. dollars).  This increase was primarily due to the consolidation of Sony Mobile, partially offset by lower sales of PCs mainly resulting from price declines.

On a pro forma basis, had Sony Mobile been fully consolidated in the same quarter of the previous fiscal year, segment sales would have increased approximately 14%.  This increase was primarily due to higher average selling prices of mobile phones resulting from a shift to smartphones from feature phones, and higher unit sales of smartphones driven mainly by the strong performance of XperiaTM S and XperiaTM acro HD.

Operating loss of 28.1 billion yen (356 million U.S. dollars) was recorded, compared to operating income of 1.6 billion yen in the same quarter of the previous fiscal year.  This deterioration in segment results was due to the impact of the above-mentioned lower sales of PCs and the impact associated with the acquisition of Sony Mobile, which became a wholly-owned subsidiary, including incremental intangible asset amortization and certain royalty adjustments.

The pro forma segment operating loss after the above-mentioned adjustment in the same quarter of the previous fiscal year was approximately 7.2 billion yen.  The deterioration in the operating results on a pro forma basis was primarily due to lower sales of PCs.

Home Entertainment & Sound (HE&S)

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2011	2012	Change in yen	2012
Sales and operating revenue	¥341.2	¥251.8	-26.2%	$3,187
Operating loss	(13.6)	(10.0)	-	(126)

The HE&S segment includes Televisions and Audio and Video categories.  Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray DiscTM players and recorders, and memory-based portable audio devices.

Sales decreased 26.2% year-on-year (a 23% decrease on a constant currency basis) to 251.8 billion yen (3,187 million U.S. dollars).  This was primarily due to a decrease in LCD television unit sales in Japan, North America and Europe.

Operating loss decreased 3.6 billion yen year-on-year to 10.0 billion yen (126 million U.S. dollars).  This decrease is primarily due to a decrease in selling, general and administrative expenses, partially offset by the unfavorable impact of the above-mentioned lower sales of LCD televisions.  LCD panel related expenses resulting from low capacity utilization of S-LCD were recorded in the same quarter of the previous fiscal year.

In Televisions, sales decreased 35.0% year-on-year to 157.0 billion yen (1,987 million U.S. dollars) and operating loss* decreased 8.1 billion yen year-on-year to 6.6 billion yen (84 million U.S. dollars).

*	The operating loss in Televisions excludes restructuring charges, which are included in the overall segment results and are not allocated to product categories.

Devices

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2011	2012	Change in yen	2012
Sales and operating revenue	¥253.9	¥217.3	-14.4%	$2,750
Operating income	5.3	15.9	+200.7	202

The Devices segment includes the Semiconductors and Components categories.  Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.

Sales decreased 14.4% year-on-year (an 11% decrease on a constant currency basis) to 217.3 billion yen (2,750 million U.S. dollars).  Sales to external customers decreased 18% year-on-year.  This was primarily due to the sale of the small- and medium-sized display business in Semiconductors at the end of the fiscal year ended March 31, 2012 and a decrease in sales of battery-related products and optical devices reflecting a decrease in consumer electronics products demand, partially offset by a significant increase in sales of image sensors reflecting higher demand.

Operating income increased 10.6 billion yen year-on year to 15.9 billion yen (202 million U.S. dollars).  This increase was primarily due to a net benefit from insurance recoveries and current period charges relating to damages and losses incurred from the floods in Thailand which took place in the fiscal year ended March 31, 2012, and the above-mentioned increase in sales of image sensors, partially offset by unfavorable foreign exchange rates.  Restructuring charges in the Devices segment were 5.3 billion yen (67 million U.S. dollars) compared to 0.5 billion yen in the same quarter of the previous fiscal year.  This was primarily due to restructuring initiatives within the Components category.

*    *    *    *    *

Total inventory of the five Electronics* segments above as of June 30, 2012 was 709.9 billion yen (8,986 million U.S. dollars), a decrease of 6.6 billion yen, or 0.9% year-on-year.  Inventory increased by 82.7 billion yen, or 13.2% compared with the level as of March 31, 2012.

* The term “Electronics” refers to the sum of the IP&S, Game, MP&C, HE&S and Devices segments.

*    *    *    *    *

Pictures

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2011	2012	Change in yen	2012
Sales and operating revenue	¥144.4	¥153.4	+6.2%	$1,942
Operating income (loss)	4.3	(4.9)	-	(62)

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 6.2% year-on-year (a 7% increase on a constant currency (U.S. dollar) basis) to 153.4 billion yen (1,942 million U.S. dollars).  The current quarter benefited from higher theatrical revenues from the current fiscal year’s film slate, including the worldwide theatrical performance of Men in Black 3 and higher U.S. made-for-cable and network programming revenues.  Partially offsetting these increases were lower advertising revenues from Sony’s television networks in India.

An operating loss of 4.9 billion yen (62 million U.S. dollars) was recorded, compared to operating income of 4.3 billion yen in the same quarter of the previous fiscal year.  This was primarily due to higher marketing expenses for the current fiscal year’s film slate, including The Amazing Spider-Man, which began its worldwide theatrical release at the end of June.  The current quarter was also unfavorably impacted by the above-mentioned lower advertising revenues from Sony’s television networks in India as well as the recognition of a 2.2 billion yen gain in the same quarter of the previous fiscal year on the sale of Sony’s equity interest in a television production company based in the U.K.  These negative factors were partially offset by the above-mentioned higher U.S. made-for-cable and network programming revenues.

Music

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2011	2012	Change in yen	2012
Sales and operating revenue	¥109.6	¥98.8	-9.8%	$1,251
Operating income	12.1	7.3	-39.8	92

The results presented in Music include the yen-translated results of Sony Music Entertainment(“SME”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC (“Sony/ATV”), a 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales decreased 9.8% year-on-year (a 9% decrease on a constant currency basis) to 98.8 billion yen (1,251 million U.S. dollars).  The decrease in sales was primarily due to the continued worldwide contraction of the physical music market and a larger number of key releases in Japan during the same quarter of the previous fiscal year.  Best selling titles during the quarter included One Direction’s Up All Night and Up All Night - The Live Tour DVD, Carrie Underwood’s Blown Away, and Usher’s Looking 4 Myself.

Operating income decreased 4.8 billion yen year-on-year to 7.3 billion yen (92 million U.S. dollars).  This decrease reflects a smaller number of key releases during the current quarter in Japan that had significantly contributed to the segment results for the same quarter of the previous fiscal year, as well as a favorable U.S. legal settlement concerning copyright infringement that was recorded in the prior year, partially offset by lower segment overhead costs.

On June 29, 2012, an investor group which included Sony Corporation of America (“SCA”), a wholly owned subsidiary of Sony Corporation, completed its acquisition of EMI Music Publishing.  To effect the acquisition, the investor group formed a joint venture which acquired EMI Music Publishing for total consideration of 2.2 billion U.S. dollars.  SCA, in conjunction with the Estate of Michael Jackson, acquired approximately 40% of the equity interest in the joint venture and paid aggregate cash consideration of 320 million U.S. dollars (25.7 billion yen).  Sony will account for its interest in the joint venture under the equity method and include the joint venture in Sony’s Music segment.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2011	2012	Change in yen	2012
Financial services revenue	¥201.6	¥194.5	-3.5%	$2,462
Operating income	28.7	27.6	-3.9	349

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”).  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue decreased 3.5% year-on-year to 194.5 billion yen (2,462 million U.S. dollars) mainly due to a decrease in revenue at Sony Life.  Revenue at Sony Life decreased 6.0% year-on-year to 169.1 billion yen (2,141 million U.S. dollars).  This was primarily due to a significant deterioration in investment performance in the separate account as a result of a significant decline in the Japanese stock market in the current quarter, as compared with a relatively stable situation in the same quarter of the previous fiscal year, partially offset by an increase in insurance premium revenue reflecting a steady increase in policy amount in force.

Operating income decreased 1.1 billion yen year-on-year to 27.6 billion yen (349 million U.S. dollars).  This decrease was mainly due to a decrease in operating income at Sony Life, partially offset by an improvement in operating results at Sony Bank, reflecting a foreign exchange gain on foreign-currency denominated customer deposits compared to a loss in the same quarter of the previous fiscal year.  Operating income at Sony Life decreased 3.0 billion yen year-on-year to 26.2 billion yen (331 million U.S. dollars).  This decrease was primarily due to an increase in both the provision of policy reserves and the amortization of deferred insurance acquisition costs for variable insurance, driven primarily by the aforementioned underperformance of investments in the separate account.  In addition, in the same quarter of the previous fiscal year, there was a partial reversal of an incremental provision for insurance policy reserves due to the Great East Japan Earthquake.

*    *    *    *    *

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-13, respectively.

Operating Activities: During the current quarter, there was a net cash outflow of 25.6 billion yen (324 million U.S. dollars) from operating activities, a decrease of 14.3 billion yen, or 35.9% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 134.2 billion yen (1,698 million U.S. dollars) for the current quarter, an increase of 19.0 billion yen, or 16.5% year-on-year.  This increase was mainly due to the negative impact of a deterioration in cash from net losses after taking into account non-cash adjustments (including depreciation and amortization, deferred income taxes, equity in net income (loss) of affiliated companies and other operating (income) expenses), a larger decrease in accrued income and other taxes and a larger increase in inventories, partially offset by the positive impact of a larger decrease in notes and accounts receivable, trade.

The Financial Services segment had a net cash inflow of 118.9 billion yen (1,504 million U.S. dollars), an increase of 34.9 billion yen, or 41.5% year-on-year.  This increase was primarily due to the revenue contribution from insurance premiums resulting from a steady increase in policy amount in force at Sony Life.

Investing Activities: During the current quarter, Sony used 263.2 billion yen (3,332 million U.S. dollars) of net cash in investing activities, an increase of 115.1 billion yen, or 77.7% year-on-year.

For all segments excluding the Financial Services segment, 85.9 billion yen (1,087 million U.S. dollars) was used, an increase of 50.4 billion yen, or 142.0% year-on-year.  This increase was primarily due to the 320 million U.S. dollars (25.7 billion yen) investment in EMI Music Publishing during the current quarter and an increase in cash used for the acquisition of semiconductor manufacturing equipment, partially offset by proceeds of 10.0 billion yen (126.6 million U.S. dollars) from the sale of Sony’s equity interest in Sharp Display Products Corporation.

The Financial Services segment used 178.9 billion yen (2,264 million U.S. dollars) of net cash, an increase of 61.7 billion yen, or 52.7% year-on-year.  This increase was mainly due to a greater increase in net payments for investments held by Sony Life.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined*1 for the current quarter was 220.0 billion yen (2,785 million U.S. dollars), a 69.4 billion yen increase, or 46.0% year-on-year.

Financing Activities: During the current quarter, 78.3 billion yen (991 million U.S. dollars) of net cash was generated by financing activities, a 69.2 billion yen increase, or 765.2% year-on-year.  For all segments excluding the Financial Services segment, there was a 49.7 billion yen (629 million U.S. dollars) net cash inflow, compared to an 18.1 billion yen net cash outflow in the same quarter of the previous fiscal year.  This was primarily due to the issuance of commercial paper, borrowings from banks and other borrowings that exceeded redemptions of corporate bonds and repayment of syndicated loans.  In the Financial Services segment, financing activities generated 19.8 billion yen (251 million U.S. dollars) of net cash, a decrease of 3.1 billion yen, or 13.5% year-on-year.  This decrease was primarily due to a smaller increase in customer deposits at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at June 30, 2012 was 658.1 billion yen (8,330 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 523.1 billion yen (6,621 million U.S. dollars) at June 30, 2012, a decrease of 136.7 billion yen, or 20.7% compared with the balance as of June 30, 2011.  This was a decrease of 196.3 billion yen, or 27.3% compared with the balance as of March 31, 2012.  Sony believes it continues to maintain sufficient liquidity through access to a total, translated into yen, of 754.2 billion yen (9,546 million U.S. dollars) of unused committed lines of credit with financial institutions.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 135.0 billion yen (1,709 million U.S. dollars) at June 30, 2012, a decrease of 21.8 billion yen, or 13.9% compared with the balance as of June 30, 2011.  This was a decrease of 40.2 billion yen, or 22.9% compared with the balance as of March 31, 2012.

*1	Sony has included the information for cash flow from operating and investing activities combined excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment. This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-13. This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP. The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own. This measure may not be comparable to those of other companies. This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service. Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended June 30
	2011	2012	2012

Net cash used in operating activities reported in the consolidated statements of cash flows	¥(39.9)	¥(25.6)	$(324)
Net cash used in investing activities reported in the consolidated statements of cash flows	(148.1)	(263.2)	(3,332)
	(188.0)	(288.8)	(3,656)

Less: Net cash provided by operating activities within the Financial Services segment	84.0	118.9	1,504
Less: Net cash used in investing activities within the Financial Services segment	(117.2)	(178.9)	(2,264)
Eliminations *2	4.1	8.8	111

Cash flow used in operating and investing activities combined excluding the Financial Services segment’s activities	¥(150.7)	¥(220.0)	$(2,785)

*2	Eliminations primarily consist of intersegment dividend payments.

*    *    *    *    *

Note

The descriptions of sales on a constant currency basis reflects sales obtained by applying the yen’s monthly average exchange rates from the previous fiscal year or the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current fiscal year or the current quarter.  In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis.  Sales on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

*    *    *    *    *

Outlook for the Fiscal Year ending March 31, 2013

The forecast for consolidated results for the fiscal year ending March 31, 2013, as announced on May 10, 2012, has been revised as per the table below.

	(Billions of yen)
	August Forecast	Change from May Forecast	May Forecast	Change from March 31, 2012 Actual Results	March 31, 2012 Actual Results
Sales and operating revenue	¥6,800	-8.1%	¥7,400	+4.7%	¥6,493.2
Operating income (loss)	130	-27.8	180	-	(67.3)
Income before income (loss) taxes	150	-21.1	190	-	(83.2)
Net income (loss) attributable to Sony Corporation’s stockholders	20	-33.3	30	-	(456.7)

Assumed foreign currency exchange rates: approximately 80 yen to the U.S. dollar and approximately 100 yen to the euro.  (Assumed foreign exchange rates for the current fiscal year at the time of the May forecast: approximately 80 yen to the U.S. dollar and approximately 105 yen to the euro.)

Consolidated sales for the fiscal year ending March 31, 2013 are expected to be 6,800 billion yen, primarily due to downward revisions in annual unit sales forecasts of key products resulting from the deceleration of the economy and updated foreign exchange rate assumptions from the second quarter to account for the appreciation of the yen against the euro.

Consolidated operating income is expected to be 130 billion yen, 50 billion yen lower than the May forecast.  The forecast for each business segment is as follows:

IP&S

Primarily due to the lowering of the annual unit sales forecast for compact digital cameras, sales are expected to be lower than the May forecast.  Due to the above-mentioned decrease in sales and the impact of unfavorable exchange rates, operating income is expected to be significantly below the May forecast.  Sales are expected to increase and operating income is expected to increase significantly year-on-year.

Game

Primarily due to the lowering of the annual unit sales forecast for portable hardware, sales are expected to be significantly lower than the May forecast.  Due to the above-mentioned decrease in sales and the impact of unfavorable exchange rates, operating income is expected to be significantly below the May forecast.  Sales are expected to be essentially flat and operating income is expected to decrease significantly year-on-year.

MP&C

Primarily due to the lowering of the annual unit sales forecast for PCs, sales are expected to be lower than the May forecast.  Due to the above-mentioned decrease in sales and the impact of unfavorable exchange rates, operating results are expected to be significantly below the May forecast.  Due to the consolidation of Sony Mobile, sales are expected to increase significantly year-on-year.  Operating results are expected to deteriorate significantly year-on-year primarily due to the large remeasurement gain recorded in the prior fiscal year for Sony Mobile.

On a pro forma basis, had Sony Mobile been fully consolidated from the beginning of the previous fiscal year, a significant increase in sales and a significant improvement in operating results would be anticipated.

HE&S

Primarily due to the lowering of the annual unit sales forecast for LCD televisions, sales are expected to be lower than the May forecast.  Despite the lower anticipated sales, the outlook for operating results remains unchanged from the May forecast due to an expected improvement in profitability in LCD televisions.  Sales are expected to decrease significantly and losses are expected to decrease significantly year-on-year.

Devices

Primarily due to expected annual sales of battery-related products being significantly below the May forecast, sales are expected to be significantly lower than the May forecast.  Despite the lower anticipated sales, the outlook for operating results remains unchanged from the May forecast due to expected cost improvements in Semiconductors.  Sales are expected to decrease significantly year-on-year primarily due to the sale of the small- and medium-sized display business to Japan Display Inc. at the end of the previous fiscal year.  Operating results are expected to improve significantly year-on-year.

All Other and Corporate and Elimination

Primarily due to an improvement in the operating results of businesses in All Other and cost improvements including those at Headquarters, improvement is expected compared to the May forecast.

The forecasts for operating income in the Pictures, Music and Financial Services segments have remained unchanged from the May forecast.

Although operating income is expected to be 50 billion yen below the May forecast, income before income taxes is expected to be 40 billion yen below the May forecast primarily due to an expected improvement in foreign exchange gains and losses.

Net income attributable to Sony Corporation’s stockholders is expected to be 10 billion yen below the May forecast, mainly due to the lower income before income taxes and applying the latest effective tax rate forecast, which continues to exceed the Japanese statutory rate as Sony records valuation allowances for certain tax filing groups and subsidiaries.

The forecast for research and development expenses for the fiscal year ending March 31, 2013 has been revised from that announced on May 10, 2012 as per the table below.  The forecast for capital expenditures and depreciation and amortization remain unchanged from the May forecast.

	(Billions of yen)
	August Forecast	Change from May Forecast	May Forecast	Change from March 31, 2012 Results	March 31, 2012 Results
Capital expenditures (additions to property, plant and equipment)	¥210	-%	¥210	-28.8%	¥295.1
Depreciation and amortization*	330	-	330	+3.3	319.6
[for property, plant and equipment (included above)	200	-	200	-4.4	209.2	]
Research and development expenses	470	-2.1	480	+8.4	433.5

* The forecast for depreciation and amortization includes amortization expenses for intangible assets and for deferred insurance acquisition costs.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

*    *    *    *    *

Management Focus and Topics

On April 1, 2012, under the direction of new President and CEO Kazuo Hirai, Sony implemented a reorganization, primarily of Sony’s electronics businesses, recasting the responsibilities of Sony’s executive officers and taking measures to revitalize the electronics businesses and reorient them towards growth.

The operating environment for Sony in the first quarter ended June 30, 2012 continued to be severe due to factors including a slowing of the global economy and entrenchment of the appreciation of the yen exchange rate.  In this environment, partially due to the consolidation of Sony Mobile, consolidated sales increased slightly.  While operating income deteriorated, improved operating performance in the television business contributed to results that were higher than expected.  Despite this, the consolidated results forecast for the current fiscal year has been revised downward in anticipation of severe operating environment from the second quarter onward resulting from uncertain foreign exchange rates and trends in the global economy.

Sony is implementing various measures to help turn the television business, which is one of the key to revitalizing our electronics business, to a profit in the fiscal year ending March 31, 2014.  Management presented the Television Profitability Improvement Plan in November 2011 and has taken steps to operate the business with an emphasis on profitability improvement, and to continuously reduce costs.  As a result, both unit sales and revenue of televisions for the first quarter decreased year-on-year, but operating loss was reduced to less than half of the loss in the same quarter of the previous fiscal year, and progress was made toward its transformation to a profitable structure.

In the area of mobile – one of Sony’s core businesses – improving the profitability of the smartphone business is a pressing issue.  In February 2012, Sony consolidated Sony Mobile, integrating it with the PC and tablet businesses under the newly established Mobile Products & Communications segment to strengthen mutual cooperation among these related businesses.  Sony is working to improve profitability and harness the full power of the Sony Group by further enhancing cooperation within the electronics businesses, improving the efficiency of engineering by enhancing collaboration between engineers, strengthening product competitiveness, restructuring operations, and, in the area of sales, increasing cooperation with Sony Group companies in each region.

In Sony’s digital imaging business, the market for compact digital cameras is shrinking as the market for smartphones with camera functions grows, having an impact on Sony’s results for the current quarter.  Sony endeavors to strengthen its high value-added line-up of compact digital cameras and interchangeable single lens cameras that are enjoying increased sales, Sony is working toward further profit contribution by focusing on the expansion of sales.

Sophisticated technologies like image sensors, signal processors, and lenses support the digital imaging business from a technology perspective.  The image sensor business not only contributed to differentiation of Sony’s products in the current quarter but it also contributed to profit through external sales.  In order to solidify Sony’s position in the market, in June 2012, the company decided to make an additional capital expenditure to increase production capacity with the aim of further increasing profit.  This investment will be used to expand production capacity of stacked CMOS image sensors, which are more compact and functional, and will enable Sony to meet the increasing demand for high resolution image sensors in the market for mobile devices such as digital cameras, smartphones and tablets.

While the pictures, music and financial services businesses have stabilized and contribute to profits, in order to expand the scope of Sony’s music content business and solidify its position even further, in June 2012, Sony, together with the Estate of Michael Jackson and other partners, completed the acquisition of EMI Music Publishing, a company that boasts a world-class music catalogue.

Sony is investing management resources in key businesses, selecting and focusing on those areas while transforming the business portfolio in order to augment business synergies and improve investment efficiency.  Last fiscal year, Sony sold the small- and medium-sized display business to Japan Display Inc. and, in June 2012, Sony entered into a definitive agreement with the Development Bank of Japan Inc. to sell the chemical products businesses.

Sony continues to implement restructuring with the goal of building a competitive and strong corporate structure.  In addition to the transformation that will come from improving the profitability of unprofitable businesses and from altering the business portfolio, Sony is working to improve efficiencies and establish an organizational structure that enables such improvement, primarily in the electronics businesses.  Sony is moving toward a leaner and more dynamic structure for its business units, headquarters, administrative divisions, and sales companies, primarily those in developed countries.  Sony expects to record 75 billion yen in expense this fiscal year for these restructuring efforts.

*    *    *    *    *

 (Supplemental Information)

In addition to operating income, Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income.  Operating income, as adjusted, which excludes equity in net income (loss) of affiliated companies, restructuring charges and impairments of long-lived assets, is not a presentation in accordance with U.S. GAAP, but is presented to enhance investors’ understanding of Sony’s operating income by providing an alternative measure that may be useful in understanding Sony’s historical and prospective operating performance.  Sony’s management uses this measure to review operating trends, perform analytical comparisons, and assess whether its structural transformation initiatives are achieving their objectives.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income in accordance with U.S. GAAP.

Consolidated Financial Results for the First Quarter Ended June 30, 2012

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2011	2012	Change in yen	2012
Operating income	¥27.5	¥6.3	-77.2%	$79
Less: Equity in net loss of affiliated companies*1	(4.8)	(0.3)	-	(4)
Add: Restructuring charges recorded within operating expenses*2	1.8	11.3	+527.8	143
Add: Impairments of long-lived assets*3	-	2.5	-	31
Operating income, as adjusted	¥34.1	¥20.4	-40.2%	$258

Outlook for the Fiscal Year ending March 31, 2013

	(Billions of yen)
	August Forecast	Change from May Forecast	May Forecast	Change from March 31, 2012 Results	March 31, 2012 Results
Operating income (loss)*4	¥130	-27.8%	¥180	-%	¥(67.3)
Less: Equity in net loss of affiliated companies*1	(5)	-	(5)	-	(121.7)
Add: Restructuring charges, net, recorded within operating expenses*2	75	-	75	36.9	54.8
Add: Impairments of long-lived assets*3	10	-	-	-65.9	29.3
Operating income, as adjusted*4	¥220	-15.4%	¥260	+58.8%	¥138.5

*1
Equity in net loss of affiliated companies for the first quarter of the fiscal year ended March 31, 2012 included total losses of 1.6 billion yen and 3.1 billion yen in S-LCD and Sony Mobile, respectively.  As Sony sold its shares of S-LCD in January 2012 and acquired Telefonaktiebolaget LM Ericsson’s 50% equity interest in Sony Mobile with the company becoming a wholly-owned subsidiary of Sony in February 2012, the results of both companies are not included in the equity in net loss of affiliated companies for the first quarter and the full fiscal year ending March 31, 2013.  In addition, equity in net loss of affiliated companies for the fiscal year ended March 31, 2012 includes a total loss of 60.0 billion yen, including a 63.4 billion yen impairment loss on Sony’s shares of S-LCD which were sold in January 2012, and subsequent foreign currency adjustments.  Also included is a 33.0 billion yen valuation allowance (Sony’s 50% share of the 654 million euro valuation allowance which Sony Mobile recorded under U.S. GAAP against certain of its deferred tax assets in the quarter ended December 31, 2011).

*2
Sony is undertaking several structural transformation initiatives to enhance profitability through the implementation of various cost reduction programs as well as the adoption of horizontal platforms.  Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability.  Restructuring charges are recorded, depending on the nature of the individual items, in cost of sales, selling, general and administrative expenses as well as other operating (income) expense, net, in the consolidated statement of income.  Sony includes losses due to long-lived asset impairments in restructuring charges when those impairments are directly related to Sony’s current restructuring initiatives.

*3
The 2.5 billion yen (31 million U.S. dollars) in non-cash impairment charges of long-lived assets recorded within operating results for the first quarter ended June 30, 2012 is related to the fair value of long-lived assets in the LCD television and network business asset groups being lower than net book value, with charges of 1.5 billion yen (18 million U.S. dollars) and 1.0 billion yen (13 million U.S. dollars), respectively.  The 29.3 billion yen in non-cash impairment charges of long-lived assets for the fiscal year ended March 31, 2012 is related to the above-mentioned asset groups, with charges of 16.7 billion yen and 12.6 billion yen, respectively.  The 10.0 billion yen expected for the fiscal year ending March 31, 2013 relates to these asset groups, with charges of 7.0 billion yen and 3.0 billion yen, respectively.  For the LCD television asset group, the corresponding estimated future cash flows leading to the impairment charges reflect the continued deterioration in LCD television market conditions in Japan, Europe and North America, and unfavorable foreign exchange rates.  For the network business asset group, which has made investments in network improvements and security enhancements, the corresponding estimated future cash flows leading to the impairment charges, primarily related to certain intangible and other long-lived assets, reflect management’s revised forecast over the limited period applicable to the impairment determination.  Sony has not included these losses on impairment in restructuring charges.

*4
The operating loss and operating income, as adjusted, for the fiscal year ended March 31, 2012, each includes a gain of 102.3 billion yen due to the remeasurement of the 50% equity interest Sony owned in Sony Mobile prior to the acquisition described above.

See the chart below for further details regarding segment and category changes as of April 1, 2012.  The Audio and Video category includes the previous Home Audio and Video category and the memory-based portable audio devices, which were previously included in the Personal Mobile Products category.  The Digital Imaging category changed its name to Digital Imaging Products.  The network services business, previously included in the Game category, and the medical business, previously included in the Professional Solutions category were transferred to All Other.  The former Game category has been changed to the Game segment.  The former Sony Mobile Communications segment has been changed to the Mobile Communications category.

Fiscal year ended March 31, 2012	Fiscal year ending March 31, 2013

The business segment information for the fiscal year ended March 31, 2012 has been revised as stated in the table below, in order to conform to the new business segment classification as of April 1, 2012.  Sales in each business segment represent sales recorded before intersegment transactions are eliminated.  Operating income (loss) in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Business Segment Information
	(Billions of yen)
	Fiscal year ended March 31, 2012
	Sales and operating revenue	Operating income (loss)
Imaging Products & Solutions (IP&S)	¥761.3	¥18.6
Game	805.0	29.3
Mobile Products & Communications (MP&C)	622.7	7.2
Home Entertainment & Sound (HE&S)	1,283.2	(203.2)
Devices	1,026.6	(22.1)
Pictures	657.7	34.1
Music	442.8	36.9
Financial Services	871.9	131.4
All Other	530.3	(54.1)
Corporate and elimination	(508.2)	(45.4)
Consolidated total	¥6,493.2	¥(67.3)

Due to the revision in the segments, the category sales and operating revenue (to outside customers) for the fiscal year ended March 31, 2012 have also been restated, as detailed in the table below.  Total sales of each segment in the table below do not include intersegment transactions.

(Billions of yen)
Fiscal year ended March 31, 2012
Sales and operating revenue
Imaging Products & Solutions
Digital Imaging Products	¥489.5
Professional Solutions	256.9
Other	10.2
Total	756.6

Game	679.9

Mobile Products & Communications
Mobile Communications*1	77.7
Personal and Mobile Products	538.8
Other	5.9
Total	622.4

Home Entertainment & Sound
Televisions	840.4
Audio and Video	433.8
Other	8.6
Total	1,282.7

Devices
Semiconductors	375.9
Components	297.1
Other	4.2
Total	677.2

Pictures	656.1
Music	430.8
Financial Services	869.0
All Other	465.7
Corporate	52.8
Total	¥6,493.2

*1	Sales for Mobile Communications during the fiscal year ended March 31, 2012 were sales after the consolidation of Sony Mobile from February 16 through March 31, 2012.

Cautionary Statement

Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "aim," "intend," "seek," "may," "might," "could" or "should," and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony's markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms, and smart phones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony's ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony's ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony's ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics business); (viii) Sony's ability to maintain product quality; (ix) the effectiveness of Sony's strategies and their execution, including but not limited to the success of Sony's acquisitions, joint ventures and other strategic investments (in particular the recent acquisition of Sony Ericsson Mobile Communications AB); (x) Sony's ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony's ability to conduct successful asset liability management in the Financial Services segment; (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) risks related to catastrophic disasters or similar events, including the Great East Japan Earthquake and its aftermath as well as the floods in Thailand.  Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:

Tokyo	New York	London
Yoshinori Hashitani	Justin Hill	Yas Hasegawa
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)20-7426-8696

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/financial/fr/12q1_sonypre.pdf

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	June 30	Change from	June 30
ASSETS	2012	2012	March 31, 2012	2012
Current assets:
Cash and cash equivalents	¥894,576	¥658,094	¥-236,482	$8,330
Marketable securities	680,913	657,717	-23,196	8,326
Notes and accounts receivable, trade	840,924	755,990	-84,934	9,569
Allowance for doubtful accounts and sales returns	(71,009)	(58,711)	+12,298	(743)
Inventories	707,052	792,560	+85,508	10,032
Other receivables	202,044	201,349	-695	2,549
Deferred income taxes	36,769	32,159	-4,610	407
Prepaid expenses and other current assets	463,693	474,773	+11,080	6,010
Total current assets	3,754,962	3,513,931	-241,031	44,480

Film costs	270,048	256,004	-14,044	3,241

Investments and advances:
Affiliated companies	36,800	63,753	+26,953	807
Securities investments and other	6,282,676	6,438,862	+156,186	81,505
	6,319,476	6,502,615	+183,139	82,312

Property, plant and equipment:
Land	139,413	139,054	-359	1,760
Buildings	817,730	802,203	-15,527	10,154
Machinery and equipment	1,957,134	1,955,957	-1,177	24,760
Construction in progress	35,648	38,880	+3,232	492
	2,949,925	2,936,094	-13,831	37,166
Less-Accumulated depreciation	2,018,927	2,013,567	-5,360	25,488
	930,998	922,527	-8,471	11,678

Other assets:
Intangibles, net	503,699	476,391	-27,308	6,030
Goodwill	576,758	554,754	-22,004	7,022
Deferred insurance acquisition costs	441,236	441,529	+293	5,589
Deferred income taxes	100,460	100,663	+203	1,274
Other	398,030	362,571	-35,459	4,589
	2,020,183	1,935,908	-84,275	24,504

Total assets	¥13,295,667	¥13,130,985	¥-164,682	$166,215

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥99,878	¥199,067	¥ +99,189	$2,520
Current portion of long-term debt	310,483	236,797	-73,686	2,997
Notes and accounts payable, trade	758,680	714,007	-44,673	9,038
Accounts payable, other and accrued expenses	1,073,241	945,753	-127,488	11,972
Accrued income and other taxes	63,396	48,561	-14,835	615
Deposits from customers in the banking business	1,761,137	1,766,407	+5,270	22,360
Other	463,166	443,962	-19,204	5,619
Total current liabilities	4,529,981	4,354,554	-175,427	55,121

Long-term debt	762,226	785,530	+23,304	9,943
Accrued pension and severance costs	309,375	302,332	-7,043	3,827
Deferred income taxes	284,499	296,039	+11,540	3,747
Future insurance policy benefits and other	3,208,843	3,289,579	+80,736	41,640
Policyholders’ account in the life insurance business	1,449,644	1,460,259	+10,615	18,484
Other	240,978	225,078	-15,900	2,851
Total liabilities	10,785,546	10,713,371	-72,175	135,613

Redeemable noncontrolling interest	20,014	19,932	-82	252

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	630,923	630,923	-	7,986
Additional paid-in capital	1,160,236	1,160,651	+415	14,692
Retained earnings	1,084,462	1,059,820	-24,642	13,415
Accumulated other comprehensive income	(842,093)	(919,166)	-77,073	(11,634)
Treasury stock, at cost	(4,637)	(4,634)	+3	(59)
	2,028,891	1,927,594	-101,297	24,400

Noncontrolling interests	461,216	470,088	+8,872	5,950
Total equity	2,490,107	2,397,682	-92,425	30,350
Total liabilities and equity	¥13,295,667	¥13,130,985	¥-164,682	$166,215

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended June 30
	2011	2012	Change from 2011	2012
Sales and operating revenue:
Net sales	¥1,275,940	¥1,295,452		$16,398
Financial services revenue	200,903	193,717		2,452
Other operating revenue	18,078	26,014		330
	1,494,921	1,515,183	+1.4%	19,180

Costs and expenses:
Cost of sales	973,569	1,006,413		12,740
Selling, general and administrative	320,146	346,750		4,389
Financial services expenses	171,648	165,652		2,097
Other operating (income) expense, net	(2,777)	(10,186)		(129)
	1,462,586	1,508,629	+3.1	19,097

Equity in net loss of affiliated companies	(4,835)	(279)	-	(4)

Operating income	27,500	6,275	-77.2	79

Other income:
Interest and dividends	4,274	5,710		72
Gain on sale of securities investments, net	739	107		1
Foreign exchange gain, net	-	5,422		69
Other	1,998	1,090		14
	7,011	12,329	+76.5	156

Other expenses:
Interest	6,112	7,563		96
Foreign exchange loss, net	3,635	-		-
Other	1,645	1,628		20
	11,392	9,191	-19.2	116

Income before income taxes	23,119	9,413	-59.3	119

Income taxes	27,534	20,002		253

Net loss	(4,415)	(10,589)	-	(134)

Less - Net income attributable to noncontrolling interests	11,087	14,052		178

Net loss attributable to Sony Corporation’s	¥(15,502)	¥(24,641)	-%	$(312)
stockholders

Per share data:
Net loss attributable to Sony Corporation’s
stockholders
— Basic	¥(15.45)	¥(24.55)	-%	$(0.31)
— Diluted	(15.45)	(24.55)	-	(0.31)

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2011	2012	Change from 2011	2012
Net loss	¥(4,415)	¥(10,589)	-%	$(134)

Other comprehensive income, net of tax –
Unrealized gains on securities	18,389	107		1
Unrealized gains on derivative instruments	452	166		2
Pension liability adjustment	573	1,610		21
Foreign currency translation adjustments	(29,423)	(79,139)		(1,002)

Total comprehensive loss	(14,424)	(87,845)	-	(1,112)

Less - Comprehensive income attributable	17,587	13,869		176
to noncontrolling interests

Comprehensive loss attributable	¥(32,011)	¥(101,714)	-%	$(1,288)
to Sony Corporation’s stockholders

Supplemental equity and comprehensive income information

	(Millions of yen, milions of U.S. dollars)
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	¥2,547,987	¥388,592	¥2,936,579
Exercise of stock acquisition rights	4	11	15
Stock based compensation	570		570

Comprehensive income:
Net income (loss)	(15,502)	11,087	(4,415)
Other comprehensive income, net of tax –
Unrealized gains on securities	11,215	7,174	18,389
Unrealized gains on derivative instruments	452		452
Pension liability adjustment	573		573
Foreign currency translation adjustments	(28,749)	(674)	(29,423)
Total comprehensive income (loss)	(32,011)	17,587	(14,424)

Dividends declared		(5,635)	(5,635)
Transactions with noncontrolling interests shareholders and other	(625)	(140)	(765)
Balance at June 30, 2011	¥2,515,925	¥400,415	¥2,916,340

Balance at March 31, 2012	¥2,028,891	¥461,216	¥2,490,107
Exercise of stock acquisition rights		27	27
Stock based compensation	409		409

Comprehensive income:
Net income (loss)	(24,641)	14,052	(10,589)
Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	(1,778)	1,885	107
Unrealized gains on derivative instruments	166		166
Pension liability adjustment	3,070	(1,460)	1,610
Foreign currency translation adjustments	(78,531)	(608)	(79,139)
Total comprehensive income (loss)	(101,714)	13,869	(87,845)

Dividends declared		(4,388)	(4,388)
Transactions with noncontrolling interests shareholders and other	8	(636)	(628)
Balance at June 30, 2012	¥1,927,594	¥470,088	¥2,397,682

	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	$25,682	$5,838	$31,520
Exercise of stock acquisition rights		0	0
Stock based compensation	5		5

Comprehensive income:
Net income (loss)	(312)	178	(134)
Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	(23)	24	1
Unrealized gains on derivative instruments	2		2
Pension liability adjustment	39	(18)	21
Foreign currency translation adjustments	(994)	(8)	(1,002)
Total comprehensive income (loss)	(1,288)	176	(1,112)

Dividends declared		(56)	(56)
Transactions with noncontrolling interests shareholders and other	1	(8)	(7)
Balance at June 30, 2012	$24,400	$5,950	$30,350

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2011	2012	2012
Cash flows from operating activities:
Net loss	¥(4,415)	¥(10,589)	$(134)
Adjustments to reconcile net loss to net cash used in operating activities-
Depreciation and amortization, including amortization of deferred	78,194	85,051	1,077
insurance acquisition costs
Amortization of film costs	37,529	41,316	523
Stock-based compensation expense	571	409	5
Accrual for pension and severance costs, less payments	(1,613)	(1,418)	(18)
Other operating (income) expense, net	(2,777)	(10,186)	(129)
Gain on sale of securities investments, net	(739)	(107)	(1)
(Gain) loss on revaluation of marketable securities held in the financial	(2,979)	24,526	310
services business for trading purposes, net
Loss on revaluation or impairment of securities investments held	2,802	3,319	42
in the financial services business, net
Deferred income taxes	(4,740)	7,076	90
Equity in net loss of affiliated companies, net of dividends	20,128	578	7
Changes in assets and liabilities:
Decrease in notes and accounts receivable, trade	26,872	34,763	440
Increase in inventories	(110,160)	(119,612)	(1,514)
Increase in film costs	(53,606)	(36,683)	(464)
Decrease in notes and accounts payable, trade	(24,076)	(28,647)	(363)
Decrease in accrued income and other taxes	(15,578)	(22,682)	(287)
Increase in future insurance policy benefits and other	81,213	63,693	806
Increase in deferred insurance acquisition costs	(17,085)	(17,618)	(223)
Increase in marketable securities held in the financial services	(7,463)	(4,893)	(62)
business for trading purposes
Increase in other current assets	(16,851)	(7,054)	(89)
Decrease in other current liabilities	(62,858)	(78,018)	(988)
Other	37,738	51,215	648
Net cash used in operating activities	(39,893)	(25,561)	(324)

Cash flows from investing activities:
Payments for purchases of fixed assets	(71,222)	(77,310)	(979)
Proceeds from sales of fixed assets	2,350	7,895	100
Payments for investments and advances by financial services business	(244,974)	(263,359)	(3,334)
Payments for investments and advances	(695)	(28,448)	(360)
(other than financial services business)
Proceeds from sales or return of investments and collections of advances	141,586	86,038	1,089
by financial services business
Proceeds from sales or return of investments and collections of advances	16,306	11,045	140
(other than financial services business)
Proceeds from sales of businesses	2,502	-	-
Other	6,022	915	12
Net cash used in investing activities	(148,125)	(263,224)	(3,332)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	622	59,452	753
Payments of long-term debt	(21,245)	(101,449)	(1,284)
Increase in short-term borrowings, net	11,376	105,264	1,332
Increase in deposits from customers in the financial services business, net	37,482	31,860	403
Dividends paid	(12,614)	(12,600)	(159)
Other	(6,571)	(4,229)	(54)
Net cash provided by financing activities	9,050	78,298	991

Effect of exchange rate changes on cash and cash equivalents	(18,856)	(25,995)	(328)

Net decrease in cash and cash equivalents	(197,824)	(236,482)	(2,993)
Cash and cash equivalents at beginning of the fiscal year	1,014,412	894,576	11,323

Cash and cash equivalents at end of the period	¥816,588	¥658,094	$8,330

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue	2011	2012	Change	2012

Imaging Products & Solutions
Customers	¥179,136	¥193,306	+7.9%	$2,447
Intersegment	969	462		6
Total	180,105	193,768	+7.6	2,453

Game
Customers	115,433	82,889	-28.2	1,049
Intersegment	22,512	35,092		444
Total	137,945	117,981	-14.5	1,493

Mobile Products & Communications
Customers	122,605	282,119	+130.1	3,571
Intersegment	42	3,502		44
Total	122,647	285,621	+132.9	3,615

Home Entertainment & Sound
Customers	341,047	251,705	-26.2	3,186
Intersegment	106	83		1
Total	341,153	251,788	-26.2	3,187

Devices
Customers	168,313	137,882	-18.1	1,745
Intersegment	85,593	79,403		1,005
Total	253,906	217,285	-14.4	2,750

Pictures
Customers	144,376	153,298	+6.2	1,941
Intersegment	23	89		1
Total	144,399	153,387	+6.2	1,942

Music
Customers	107,330	96,702	-9.9	1,224
Intersegment	2,288	2,140		27
Total	109,618	98,842	-9.8	1,251

Financial Services
Customers	200,903	193,717	-3.6	2,452
Intersegment	735	778		10
Total	201,638	194,495	-3.5	2,462

All Other
Customers	99,950	111,822	+11.9	1,416
Intersegment	14,844	12,507		158
Total	114,794	124,329	+8.3	1,574

Corporate and elimination	(111,284)	(122,313)	-	(1,547)
Consolidated total	¥1,494,921	¥1,515,183	+1.4%	$19,180

Game intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Game segment and the Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.
Corporate and elimination includes certain brand and patent royalty income.

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Operating income (loss)	2011	2012	Change	2012

Imaging Products & Solutions	¥12,484	¥12,609	+1.0%	$160
Game	4,064	(3,549)	-	(45)
Mobile Products & Communications	1,556	(28,139)	-	(356)
Home Entertainment & Sound	(13,629)	(9,986)	-	(126)
Devices	5,303	15,946	+200.7	202
Pictures	4,302	(4,872)	-	(62)
Music	12,094	7,275	-39.8	92
Financial Services	28,696	27,585	-3.9	349
All Other	(14,981)	(9,103)	-	(116)
Total	39,889	7,766	-80.5	98

Corporate and elimination	(12,389)	(1,491)	-	(19)
Consolidated total	¥27,500	¥6,275	-77.2%	$79

The 2011 segment disclosure above has been restated to reflect the change in the business segment classification discussed in Note 6.
Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the Home Entertainment & Sound (“HE&S”) segment, the operating losses of Televisions, which primarily consists of LCD televisions, for the three months ended June 30, 2011 and 2012 were 14,784 million yen and 6,639 million yen, respectively. The operating losses of Televisions exclude restructuring charges which are included in the overall segment results and not allocated to product categories. For further details of new segments and categories, see page F-8.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue (to external customers)	2011	2012	Change	2012

Imaging Products & Solutions
Digital Imaging Products	¥128,870	¥129,916	+0.8%	$1,645
Professional Solutions	48,036	60,807	+26.6	770
Other	2,230	2,583	+15.8	32
Total	179,136	193,306	+7.9	2,447

Game	115,433	82,889	-28.2	1,049

Mobile Products & Communications
Mobile Communications	-	171,104	-	2,166
Personal and Mobile Products	121,303	109,635	-9.6	1,388
Other	1,302	1,380	+6.0	17
Total	122,605	282,119	+130.1	3,571

Home Entertainment & Sound
Televisions	241,736	157,016	-35.0	1,987
Audio and Video	97,350	93,750	-3.7	1,187
Other	1,961	939	-52.1	12
Total	341,047	251,705	-26.2	3,186

Devices
Semiconductors	91,119	69,485	-23.7	880
Components	76,310	68,141	-10.7	862
Other	884	256	-71.0	3
Total	168,313	137,882	-18.1	1,745

Pictures	144,376	153,298	+6.2	1,941
Music	107,330	96,702	-9.9	1,224
Financial Services	200,903	193,717	-3.6	2,452
All Other	99,950	111,822	+11.9	1,416
Corporate	15,828	11,743	-25.8	149
Consolidated total	¥1,494,921	¥1,515,183	+1.4%	$19,180

The above table includes a breakdown of sales and operating revenue to external customers in the following segments shown in the Business Segment Information on pages F-6 and F-7: IP&S, Mobile Products & Communications (“MP&C”), HE&S and Devices.  Sony management views each segment as a single operating segment.  However, Sony believes that the breakdown of sales and operating revenue to customers for those segments in this table is useful to investors in understanding sales by product category.  Additionally, Sony has realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2013.  In connection with the realignment, all prior period sales amounts by product category in the table above have been restated to conform to the current presentation.
In the IP&S segment, Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products.  In the MP&C segment, Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers.  In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray disc players and recorders, and memory-based portable audio devices.  In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue (to external customers)	2011	2012	Change	2012

Japan	¥486,013	¥471,511	-3.0%	$5,969
United States	274,398	242,415	-11.7	3,069
Europe	266,842	293,041	+9.8	3,709
China	114,166	121,792	+6.7	1,542
Asia-Pacific	176,045	191,202	+8.6	2,420
Other Areas	177,457	195,222	+10.0	2,471
Total	¥1,494,921	¥1,515,183	+1.4%	$19,180

Classification of Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe:           United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:   India, South Korea and Oceania

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements.  The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheet
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	June 30
	2012	2012	2012
ASSETS
Current assets:
Cash and cash equivalents	¥175,151	¥134,979	$1,709
Marketable securities	677,543	654,226	8,281
Other	149,581	149,728	1,895
	1,002,275	938,933	11,885

Investments and advances	6,174,810	6,349,439	80,373
Property, plant and equipment	12,569	14,140	179
Other assets:
Deferred insurance acquisition costs	441,236	441,529	5,589
Other	48,472	49,207	623
	489,708	490,736	6,212
Total Assets	¥7,679,362	¥7,793,248	$98,649

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥18,781	¥10,362	$131
Deposits from customers in the banking business	1,761,137	1,766,407	22,360
Other	183,172	181,755	2,300
	1,963,090	1,958,524	24,791

Long-term debt	17,145	17,202	218
Future insurance policy benefits and other	3,208,843	3,289,579	41,640
Policyholders’ account in the life insurance business	1,449,644	1,460,259	18,484
Other	213,234	218,623	2,768
Total liabilities	6,851,956	6,944,187	87,901

Equity:
Stockholders’ equity of Financial Services	825,499	847,185	10,724
Noncontrolling interests	1,907	1,876	24
Total equity	827,406	849,061	10,748
Total liabilities and equity	¥7,679,362	¥7,793,248	$98,649

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	June 30
	2012	2012	2012
ASSETS
Current assets:
Cash and cash equivalents	¥719,425	¥523,115	$6,621
Marketable securities	3,370	3,491	45
Notes and accounts receivable, trade	768,697	695,679	8,806
Other	1,274,826	1,358,075	17,191
	2,766,318	2,580,360	32,663

Film costs	270,048	256,004	3,241
Investments and advances	176,270	185,295	2,346
Investments in Financial Services, at cost	115,773	111,476	1,411
Property, plant and equipment	918,429	908,387	11,499
Other assets	1,535,075	1,448,166	18,330
Total assets	¥5,781,913	¥5,489,688	$69,490

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥399,882	¥425,502	$5,386
Notes and accounts payable, trade	758,680	714,007	9,038
Other	1,421,947	1,261,451	15,968
	2,580,509	2,400,960	30,392

Long-term debt	748,689	771,936	9,771
Accrued pension and severance costs	294,035	283,106	3,584
Other	361,161	353,898	4,480
Total liabilities	3,984,394	3,809,900	48,227

Redeemable noncontrolling interest	20,014	19,932	252

Equity:
Stockholders’ equity of Sony without Financial Services	1,651,856	1,532,434	19,398
Noncontrolling interests	125,649	127,422	1,613
Total equity	1,777,505	1,659,856	21,011
Total liabilities and equity	¥5,781,913	¥5,489,688	$69,490

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	June 30
	2012	2012	2012
ASSETS
Current assets:
Cash and cash equivalents	¥894,576	¥658,094	$8,330
Marketable securities	680,913	657,717	8,326
Notes and accounts receivable, trade	769,915	697,279	8,826
Other	1,409,558	1,500,841	18,998
	3,754,962	3,513,931	44,480

Film costs	270,048	256,004	3,241
Investments and advances	6,319,476	6,502,615	82,312
Property, plant and equipment	930,998	922,527	11,678
Other assets:
Deferred insurance acquisition costs	441,236	441,529	5,589
Other	1,578,947	1,494,379	18,915
	2,020,183	1,935,908	24,504
Total assets	¥13,295,667	¥13,130,985	$166,215

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥410,361	¥435,864	$5,517
Notes and accounts payable, trade	758,680	714,007	9,038
Deposits from customers in the banking business	1,761,137	1,766,407	22,360
Other	1,599,803	1,438,276	18,206
	4,529,981	4,354,554	55,121

Long-term debt	762,226	785,530	9,943
Accrued pension and severance costs	309,375	302,332	3,827
Future insurance policy benefits and other	3,208,843	3,289,579	41,640
Policyholders’ account in the life insurance business	1,449,644	1,460,259	18,484
Other	525,477	521,117	6,598
Total liabilities	10,785,546	10,713,371	135,613

Redeemable noncontrolling interest	20,014	19,932	252

Equity:
Sony Corporation’s stockholders’ equity	2,028,891	1,927,594	24,400
Noncontrolling interests	461,216	470,088	5,950
Total equity	2,490,107	2,397,682	30,350
Total liabilities and equity	¥13,295,667	¥13,130,985	$166,215

Condensed Statements of Income

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Financial Services	2011	2012	Change	2012
Financial services revenue	¥201,638	¥194,495	-3.5%	$2,462
Financial services expenses	172,566	166,537	-3.5	2,108
Equity in net loss of affiliated companies	(376)	(373)	-	(5)
Operating income	28,696	27,585	-3.9	349
Other income (expenses), net	47	27	-42.6	1
Income before income taxes	28,743	27,612	-3.9	350
Income taxes and other	10,393	8,484	-18.4	108
Net income of Financial Services	¥18,350	¥19,128	+4.2%	$242

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sony without Financial Services	2011	2012	Change	2012
Net sales and operating revenue	¥1,294,870	¥1,322,212	+2.1%	$16,737
Costs and expenses	1,292,215	1,344,233	+4.0	17,016
Equity in net income (loss) of affiliated companies	(4,459)	94	-	1
Operating loss	(1,804)	(21,927)	-	(278)
Other income (expenses), net	1,458	8,948	+513.7	114
Loss before income taxes	(346)	(12,979)	-	(164)
Income taxes and other	20,938	17,918	-14.4	227
Net loss of Sony without Financial Services	¥(21,284)	¥(30,897)	-%	$(391)

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Consolidated	2011	2012	Change	2012
Financial services revenue	¥200,903	¥193,717	-3.6%	$2,452
Net sales and operating revenue	1,294,018	1,321,466	+2.1	16,728
	1,494,921	1,515,183	+1.4	19,180
Costs and expenses	1,462,586	1,508,629	+3.1	19,097
Equity in net loss of affiliated companies	(4,835)	(279)	-	(4)
Operating income	27,500	6,275	-77.2	79
Other income (expenses), net	(4,381)	3,138	-	40
Income before income taxes	23,119	9,413	-59.3	119
Income taxes and other	38,621	34,054	-11.8	431
Net loss attributable to Sony Corporation’s stockholders	¥(15,502)	¥(24,641)	-%	$(312)

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Financial Services	2011	2012	2012

Net cash provided by operating activities	¥84,043	¥118,912	$1,504
Net cash used in investing activities	(117,159)	(178,875)	(2,264)
Net cash provided by financing activities	22,890	19,791	251
Net decrease in cash and cash equivalents	(10,226)	(40,172)	(509)
Cash and cash equivalents at beginning of the fiscal year	167,009	175,151	2,218
Cash and cash equivalents at end of the period	¥156,783	¥134,979	$1,709

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sony without Financial Services	2011	2012	2012

Net cash used in operating activities	¥(115,184)	¥(134,175)	$(1,698)
Net cash used in investing activities	(35,485)	(85,866)	(1,087)
Net cash provided by (used in) financing activities	(18,073)	49,726	629
Effect of exchange rate changes on cash and cash equivalents	(18,856)	(25,995)	(328)
Net decrease in cash and cash equivalents	(187,598)	(196,310)	(2,484)
Cash and cash equivalents at beginning of the fiscal year	847,403	719,425	9,105
Cash and cash equivalents at end of the period	¥659,805	¥523,115	$6,621

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Consolidated	2011	2012	2012

Net cash used in operating activities	¥(39,893)	¥(25,561)	$(324)
Net cash used in investing activities	(148,125)	(263,224)	(3,332)
Net cash provided by financing activities	9,050	78,298	991
Effect of exchange rate changes on cash and cash equivalents	(18,856)	(25,995)	(328)
Net decrease in cash and cash equivalents	(197,824)	(236,482)	(2,993)
Cash and cash equivalents at beginning of the fiscal year	1,014,412	894,576	11,323
Cash and cash equivalents at end of the period	¥816,588	¥658,094	$8,330

(Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥79 = U.S. $1, the approximate Tokyo foreign exchange market rate as of June 30, 2012.

2.	As of June 30, 2012, Sony had 1,292 consolidated subsidiaries (including variable interest entities) and 98 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended June 30
Net loss attributable to Sony Corporation’s stockholders	2011	2012
— Basic	1,003,572	1,003,574
— Diluted	1,003,572	1,003,574

All potential shares were excluded as anti-dilutive for the three months ended June 30, 2011 and 2012 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the period.

4.	Recently adopted accounting pronouncements:
Accounting for costs associated with acquiring or renewing insurance contracts -

In October 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for costs associated with acquiring or renewing insurance contracts.  Under the new guidance acquisition costs are to include only those costs that are directly related to the acquisition or renewal of insurance contracts by applying a model similar to the accounting for loan origination costs.  An entity may defer incremental direct costs of contract acquisition that are incurred in transactions with independent third parties or employees as well as the portion of employee compensation and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts.  Additionally, an entity may capitalize as a deferred acquisition cost only those advertising costs meeting the capitalization criteria for direct-response advertising.  This guidance was effective for Sony as of April 1, 2012.  Sony applied this guidance prospectively from the date of adoption.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Testing goodwill for impairment -

In September 2011, the FASB issued a new standard to simplify how an entity tests goodwill for impairment. The new standard allows companies an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining if it is necessary to perform the two-step quantitative goodwill impairment test. Under the new standard, a company is no longer required to calculate the fair value of a reporting unit unless the company determines, based on the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The new standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. This standard was effective for Sony as of April 1, 2012. The adoption of this standard did not have a material impact on Sony’s results of operations and financial position.

Presentation of comprehensive income -

In June 2011, the FASB issued new accounting guidance for the presentation of comprehensive income.  The amendments require reporting entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.  This change is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and is applied retrospectively.  Subsequently, in December 2011, the FASB issued updated accounting guidance for deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income.  The remaining requirements of the guidance issued in June 2011 become effective as originally issued.  The guidance was effective for Sony as of April 1, 2012.  Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

5.	Change in depreciation method:

Effective April 1, 2012, Sony Corporation and its Japanese subsidiaries changed the depreciation method for property, plant and equipment, except for certain semiconductor manufacturing facilities and buildings whose depreciation is computed on the straight-line method, from the declining-balance method to the straight-line method.  Concurrently, estimated useful lives for certain assets were also changed.  Sony believes that the straight-line method better reflects the pattern of consumption of the estimated future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives.

In accordance with the accounting guidance for a change in accounting estimate effected by a change in accounting principle, a change in depreciation method is treated on a prospective basis as a change in estimate and prior period results have not been restated.  The net effect of the changes caused a decrease in depreciation expense of 2,740 million yen, which is primarily included in cost of sales in the consolidated statements of income for the three months ended June 30, 2012.  Net loss attributable to Sony Corporation’s stockholders, basic net loss per share attributable to Sony Corporation’s stockholders and diluted net loss per share attributable to Sony Corporation’s stockholders decreased by 1,795 million yen, 1.79 yen and 1.79 yen, respectively, for the three months ended June 30, 2012.

6.
Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2013, to reflect modifications to the organizational structure as of April 1, 2012, primarily repositioning the operations of the previously reported Consumer, Products & Services (“CPS”), Professional, Device & Solutions (“PDS”) and Sony Mobile Communications segments.  In connection with this realignment, the operations of the former CPS, PDS and Sony Mobile Communications segments are included in five newly established segments, namely the Imaging Products & Solutions (“IP&S”) segment, the Game segment, the Mobile Products & Communications (“MP&C”) segment, the Home Entertainment & Sound (“HE&S”) segment, and the Devices segment as well as All Other.  The network business previously included in the CPS segment and the medical business previously included in the PDS segment are now included in All Other.  For further details of new segments and categories, see page F-8.  In connection with this realignment, both sales and operating revenue (“sales”) and operating income (loss) of each segment in the first quarter ended June 30 of the previous fiscal year have been restated to conform to the current quarter’s presentation.

7.
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2011	2012	2012
Capital expenditures (additions to property, plant and equipment)*1	¥100,739	¥55,013	$696
Depreciation and amortization expenses*2	78,194	85,051	1,077
(Depreciation expenses for property, plant and equipment)	(49,584)	(49,185)	(623)
Research and development expenses	96,129	110,336	1,397

*1 Including acquisition of semiconductor fabrication equipment of 51,083 million yen from Toshiba Corporation on April 1, 2011.
*2 Including amortization expenses for intangible assets and for deferred insurance acquisition costs.

(subsequent events)

On July 31, 2012, Sony entered into syndicated loans totaling 65,000 million yen having three to six year maturity terms.